VIA FAX AND EDGAR
November 10, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: H. Christopher Owings

RE:	Letter regarding The Bon-Ton Stores, Inc.’s
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed April 15, 2009
Definitive Proxy Statement on Schedule 14A
Filed May 4, 2009
Form 10-Q for the Quarter Ended August 1, 2009
Filed September 9, 2009
File No. 000-19517
Ladies and Gentlemen:
This letter is in response to the Securities and Exchange Commission’s (the “Commission”) letter dated October 27, 2009 to Mr. Keith Plowman, Chief Financial Officer of The Bon-Ton Stores, Inc. (the “Company”), containing comments with respect to the Company’s above referenced filings pursuant to the Securities Exchange Act of 1934. For convenience of matching our responses to your comments, the comments and responses set forth below are titled to correspond with your comments.
Form 10-K for the Fiscal Year Ended January 31, 2009
Notes to Consolidated Financial Statements, page F-7
Note 1, Summary of Significant Accounting Policies, page F-7
Revenue Recognition — Loyalty Program, page F-10
1.	We note your discussion on page three that you sponsor a loyalty program offering rewards and privileges to customers reaching a threshold of annual earned points. Please explain to us your accounting policy for the loyalty program and, to the extent material, revise your disclosure to include your policy.

Response: The Company’s Loyalty Program operates as follows:
•	Customers earn points for each dollar charged on the Company’s proprietary credit card.

•	Once a minimum level of points is achieved, the customer receives a coupon offering a percentage-off discount limited to twenty percent (not a fixed dollar amount) on prospective purchases. The coupon must be used within a certain time period (usually sixty days) and its application is limited to all purchases made on the single day of usage.
The Company’s accounting policy related to the loyalty program is to recognize the cost of the promotion in the period the customer uses the percentage-off coupon to purchase merchandise.
The Company’s basis for its accounting treatment is its interpretation of EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer, which directs resellers to recognize the cost of a promotion at the later of (1) the time the related revenue is recognized (percentage-off coupon usage) or (2) when the promotion is offered (customer receives percentage-off coupon).
The cost of the promotion due to the loyalty program heretofore has been immaterial.
2.	We note gift cards are available for purchase on your website, www.bonton.com. Please include your accounting policy for gift card breakage as it relates to your recognition of revenue. Your policy should address the following.
•	your basis for recognizing revenue related to gift certificates and gift cards;

•	whether you recognize breakage upon sale of the gift certificates and gift cards or over the term of performance;

•	whether or not the gift certificates and gift cards have expiration dates and whether and how your accounting policy considers the expiration as it relates to revenue recognition; and

•	where on your income statement is breakage recognized.
Further, if you estimate and record breakage based on historical performance, please advise us of the support upon which you base your estimates.
Response: The Company sells gift cards to customers at its stores and through its website, and issues merchandise cards as credit for merchandise returned to its stores. These cards do not have expiration dates. Revenues from these cards are recognized when (i) the card is redeemed by the customer, or (ii) the likelihood of the card being redeemed by the customer is remote (card “breakage”) and it is determined that the Company does not have a legal obligation to remit the value of the unredeemed card to relevant jurisdictions. It is the Company’s historical experience that the likelihood of redemption after 60 months from issuance is remote. Should cards become aged 60 months and the Company determines that it is probable that it has no legal obligation to remit the value to relevant jurisdictions, the corresponding liability would be relieved. The Company has recognized no card breakage in 2006, 2007 or 2008. Gift and merchandise card liabilities are included within accrued expenses.

In each of 2006, 2007 and 2008, the Company performed an analysis of its card liabilities aged 60 months or more—considering legal entity structures of the Company’s subsidiaries, the specific type and age of liabilities and potential state escheatment jurisdictions—and the Company was unable to reach a conclusion that it was probable there was no legal obligation to remit the value to relevant jurisdictions.
In future filings, the Company will include its accounting policy for gift card breakage and related revenue recognition.
Purchase Order Violations, page F-11
3.	Please provide Schedule II — Valuation and Qualifying Accounts for the activity in your reserve for purchase order violations. Alternatively, you may provide such disclosure in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X. To the extent that changes in the reserves are material to an understanding of your results of operations or financial condition, please revise Management’s Discussion and Analysis of Financial Condition and Results of Operations accordingly.
Response: Please reference the following table, which provides information regarding activity in the Company’s purchase order violations reserve for each of the fiscal years in the three-year period ended January 31, 2009:

	Balance at	Charged to			Balance at
	Beginning of	Costs and			End of
Classification	Period	Expenses	Deductions	Other (1)	Period
Year ended February 3, 2007:
Accrual for Purchase Order Violations reserve	$1,173,000	$3,356,000	$(3,603,000)	$406,000	$1,332,000
Year ended February 2, 2008:
Accrual for Purchase Order Violations reserve	$1,332,000	$3,338,000	$(2,834,000)	$—	$1,836,000
Year ended January 31, 2009:
Accrual for Purchase Order Violations reserve	$1,836,000	$2,278,000	$(2,515,000)	$—	$1,599,000
NOTES:
(1) Adjustment represents acquisition purchase accounting.

The Company will include such tabular disclosures in its future filings either as a financial statement schedule or in the notes to the financial statements. However, the Company does not believe changes in the reserve have been material to a reader’s understanding of its results of operations or financial condition such that revisions to its Management’s Discussion and Analysis of Financial Condition and Results of Operations would be required.
Note 2. Property, Fixtures and Equipment, page F-14
4.	We note your capital expenditures and impairment charge of $17.9 million on long-lived assets in 2008. Please reconcile for us the change in your long-lived assets and accumulated depreciation from the prior year. Expand your disclosure as appropriate in the future to clarify the changes in the accounts between periods not readily apparent.
Response: The following table reconciles the change in the Company’s long-lived assets and accumulated depreciation from the prior year:

(Dollars in thousands)	February 2,	Additions /	Retirement /	Impairment	January 31,
	2008	Depreciation	Disposals	Adjustment	2009
Land and improvements	$122,039	$173	$—	$—	$122,212
Buildings and leasehold improvements	630,239	42,269	(706)	(33,843)	637,959
Furniture and equipment	483,936	37,760	(6,065)	(12,584)	503,047
Buildings and equipment under capital leases	67,520	629	—	(48)	68,101

	1,303,734	80,831	(6,771)	(46,475)	1,331,319
Accumulated depreciation and amortization	(418,279)	(114,607)	5,708	28,622	(498,556)

	$885,455	$(33,776)	$(1,063)	$(17,853)	$832,763

The Company believes that the disclosures contained in Note 2 are in accordance with APB Opinion No. 12, Omnibus Opinion — 1967, SFAS No. 13, Accounting for Leases, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and that all of the components to reconcile the change in net property, fixtures and equipment are contained within the consolidated financial statements or the notes thereto.
Note 5. Supplemental Balance Sheet Information, page F-18
5.	Please tell us the nature and the various component amounts of other accrued expenses in the consolidated balance sheet. Note that any item in excess of 5% of current liabilities should be separately identified on the face of the consolidated balance sheet or in note thereto in accordance with Rule 5-02.20 of Regulation S-X.

Response: In accordance with Rule 5-02.20 of Regulation S-X, the components that comprise other accrued expenses consist of the current liabilities that are not stated separately either on the face of the balance sheet or in Note 5. The following table enumerates the 5% threshold for separately reporting items and the components that comprise other accrued expenses:

(Dollars in thousands)	January 31,	February 2,
	2009	2008
Total current liabilities	$374,804	$445,457
5% of total current liabilities	$18,740	$22,273

Other accrued expenses:
Accrual for sales returns	$18,312	$17,979
Accrued expenses	8,361	8,240
Pension and postretirement related	7,226	2,328
Property related	6,094	6,979
Current portion of deferred income	6,093	5,034
Litigation accrual	5,500	5,500
Accrued advertising	3,738	4,694
Owed to leased concessionaires	3,544	3,428
Accrued capital expenditures	2,522	2,830
Private label royalties	1,642	459
Accrued professional fees	832	825
Miscellaneous current liabilities	3,119	1,887

	$66,983	$60,183

Note 17. Share-Based Compensation, page F-39
6.	We note your disclosure that the expected terms of options granted in 2008, 2007 and 2006 were estimated in accordance with the simplified method in accordance with SAB No. 107 and 110. Please explain the basic characteristics of your options, the significant change in contractual terms precluding you from obtaining adequate historical data and the reasons why the related option exercise behavior are not readily available so that the continued use of the simplified method was still appropriate in your situation. Disclose the types of share option grants for which the method was used if the method was not used for all share option grants, and the periods for which the method was used if the method was not used in all periods.
Response: The Company used the simplified method for calculating expected term for all options granted in 2006, 2007 and 2008. All of these option grants consisted of nonqualified stock options with an exercise price equal to the market value of the underlying Bon-Ton stock at the grant date, time-vesting based over two to four years, and a contractual term of seven years.
Prior to May 2005, the Company consistently issued share options with a contractual life of ten years. Commencing May 2005, all share options were issued with a contractual life of seven years. This change precludes the use of historical exercise data as a reasonable basis for estimating share option expected term. We anticipate that it will not be until 2013 that we will have sufficient history with seven-year share option grant maturity to rely upon for estimating expected term. The Company does not currently believe there are reliable alternative means for calculating expected term for its share options, and therefore is utilizing the “simplified” method pursuant to SAB No. 107 and 110.

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 23
Compensation Discussion and Analysis, page 23
Benchmarking, page 25
7.	We note your disclosure under this heading that you benchmark each component of compensation at approximately the 50th percentile of retail companies in Hewitt Associates’ Total Compensation Database. Please disclose the companies comprising your compensation peer group. If you are unable to identify these companies, please disclose this fact and explain why. Refer to Regulation S-K Item 402(b)(2)(xiv) and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response: The Company will in future proxy statements include the list of peer group companies. In the Company’s 2009 proxy statement, the Compensation Peer Group included the following companies:

L.L. Bean Incorporated	The Home Depot, Inc.	OfficeMax Incorporated
Belk, Inc.	Lowe’s Companies, Inc.	PETsMart
The Bon-Ton Stores, Inc.	True Value Company	Pier 1 Imports, Inc.
Goody’s Family Clothing, Inc.	Big Lots, Inc.	Staples, Inc.
J. C. Penney Company, Inc.	Ross Stores, Inc.	The Timberland Company
Macy’s, Inc.	Sears Holding Corporation	7-Eleven, Inc.
Mervyn’s	Target Corporation	The Finish Line, Inc.
Nordstrom	AnnTaylor Stores Corporation	Genuine Parts Company
Value City Department Stores, Inc.	Auto Zone, Inc.	Hot Topic
CVS Corporation	Blockbuster, Inc.	McDonald’s Corporation
Longs Drug Stores, Inc.	Brown Shoe Company, Inc.	Papa John’s International
Walgreen Co.	Collective Brands, Inc.	Yum! Brands, Inc.
Brinker International, Inc.	DSW Inc.	Eddie Bauer, Inc.
Darden Restaurants, Inc.
8.	We note your disclosure in the first paragraph under this heading that “[b]ecause of the large variance in size among the companies comprising the Compensation Peer Group, regression analysis was used to adjust the compensation data for differences in company sales” and that “[t]his adjusted value is used as the basis of comparison of compensation between the Company and the companies in the Compensation Peer Group.” Please describe in more detail the regression analysis used to adjust the compensation data for differences in company sales.

Response: The regression analysis, with which the Company was assisted by Hewitt Associates, is a statistical technique that establishes a “line of best fit” or “trend line” between variables. In the context of compensation, regression analysis is used to determine the relationship between company size (typically defined by revenue) and pay level. Regression analysis enables organizations to use a peer group that includes companies both larger and smaller than the organization in question — and, through regression analysis, “size adjust” the compensation data to reflect the organization’s revenue.
The relevant paragraph of the proxy statement will be prospectively revised substantially as follows:
Because of the large variance in size among the companies comprising the Compensation Peer Group, Hewitt Associates assists the Company in preparing a regression analysis that adjusts the compensation data for differences in company sales. This adjusted value is used as the basis of comparison of compensation between the Company and the companies in the Compensation Peer Group.
Components of Named Executive Officer Compensation, page 25
Performance-Based Annual Incentive Compensation, page 27
9.	We note your disclosure under this heading that a portion of awards under the cash bonus plan in 2008 were based upon the achievement of two or three goals, including a specified level of gross margin return on inventory dollars, or GMROI dollars. If you elect to use this goal in future years, please disclose the threshold, target and maximum amounts associated with this goal as well as the components of GMROI dollars at the various levels — company gross margin, total company average inventory at cost and total company sales.
Response: In future filings, if the GMROI goal is utilized, the Company will disclose the threshold, target and maximum amounts associated with the GMROI goal as well as the components of GMROI dollars at various levels — Company gross margin, total Company average inventory at cost and total Company sales.
Summary Compensation Table, page 33
10.	We note your disclosure in the penultimate sentence of the first full paragraph on page 30 that you “paid Mr. Buccina $2,931,821, the actuarial equivalent present value of his interest in the SERP” in the first quarter of 2009 in connection with the termination of Carson’s SERP effective December 31, 2008. Please tell us what consideration you gave to disclosure of the foregoing amount paid in fiscal 2008 to Mr. Buccina in the “All Other Compensation” column of your summary compensation table.

Response: The Carson’s SERP was terminated by the Board effective December 31, 2008. In January 2009, pursuant to the power granted in the Carson’s SERP, the Human Resources and Compensation Committee of the Board (“HRCC”) determined that the final payments to the participants in the terminated Carson’s SERP would be the net present value of each individual’s accrued benefit and would be made in the first quarter of fiscal 2009. Consistent with the HRCC’s determination, the employment agreement between the Company and Mr. Buccina, dated January 23, 2009, provides that, in light of the termination of the Carson’s SERP, the Company would pay to Mr. Buccina the net present value of his accrued benefit as of February 1, 2009. The employment agreement also provided that payment was to be made as soon as practicable after February 15, 2009. As this payment was not payable until the first quarter of 2009, we do not believe that this payment was properly disclosable in the compensation tables with respect to fiscal year 2008. Nevertheless, in order to accurately describe Mr. Buccina’s employment agreement and in accordance with Instruction 2 to Reg. S-K Item 402(b) regarding actions that are taken after the registrant’s last fiscal year end, we disclosed the payment to Mr. Buccina in the narrative disclosure.
Pursuant to Instruction 2 to Reg. S-K Item 402(h), the Company will disclose this payment once more in its 2010 Proxy Statement in column (e) of the Pension Benefits table, which requires disclosure of the dollar amount of any payments and benefits paid to the named executive officer during the registrant’s last completed fiscal year.
Based on Instruction 2 to Reg. S-K Item 402(c)(2)(ix), we do not believe this amount would be reported in the All Other Compensation column of the Summary Compensation Table as it was a payment pursuant to a defined benefit plan and was not accelerated pursuant to a change in control. Item (2) of this section specifically notes benefits paid pursuant to defined benefit and actuarial plans are not reportable as All Other Compensation in column (i) unless accelerated pursuant to a change in control. Pursuant to Instruction 2 to Reg. S-K Item 402(c)(2)(viii), the Company believes the appropriate disclosure of the measurement used for annual financial statement reporting associated with such benefit plans is in column (h) in which the aggregate change in the actuarial present value of the named executive officer’s accumulated benefit under all defined benefit and actuarial pension plans is quantified as compensation to the named executive officer. Accordingly, it is the Company’s intention in its 2010 filing of its proxy statement to footnote in column (h) the significant decrease in the actuarial present value of Mr. Buccina’s defined benefit plans as a result of the termination of the Carson’s SERP, quantify the payment made to Mr. Buccina and describe the circumstances under which payment was made.
Form 10-Q for the Quarter Ended August 1, 2009
Note 14, Third Amendment to the Credit Card Program Agreement, page 22
11.	Please tell us about the certain losses associated with the credit card program that you will now share with HSBC as a result of the third amendment and expand your disclosure accordingly. Further, please tell us and disclose whether the reduction in other income recorded and estimated is primarily due to your revised compensation or shared losses.

Response: Pursuant to the terms of the Third Amendment to the Credit Card Program Agreement, to the extent that the dollar amount of HSBC’s net charge-offs during a period exceed the defined baseline net charge-offs, the Company will share said excess with HSBC, subject to an annual loss cap. Additionally, the Company’s shared losses are incurred when HSBC actually records a charge-off (the Third Amendment does not contemplate the Company covering future estimated losses) and the reduction in compensation for the shared losses ceases when the term of the agreement expires.
The $6.2 million reduction in other income recorded in the 26 weeks ended August 1, 2009 reflects $3.4 million due to revised compensation and $2.8 million due to shared losses. The Company anticipates that approximately 55% of the estimated $9.0 million reduction in other income in fiscal 2009 will be due to revised compensation and the remainder due to shared losses.
The Company believes its disclosures related to the Third Amendment are adequate and appropriate.
Per your request, the Company acknowledges as follows:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (717) 751-3107 should you have any questions.
Sincerely,
/s/ Keith E. Plowman
Keith E. Plowman
Executive Vice President and
Chief Financial Officer

cc:	Byron L. Bergren, President and Chief Executive Officer
Darrick M. Mix, Partner, Duane Morris LLP
Robert E. Stern, Vice President, General Counsel and Secretary